RTN STEALTH SOFTWARE INC.

200 - 8338 120th Street

Surrey, BC V3W 3N4

Tel: 604-598-0093 Fax: 604-592-6882

CNSX: RTN

OTCBB: RTNSF

FRANKFURT: IGN3

___________________________

________________________________________

For Immediate Release

             March 30, 2010

RTN STEALTH SOFTWARE INC.

CORPORATE UPDATE REGARDING THE

PLAN OF ARRANGEMENT

AND SHARE DISTRIBUTION RECORD DATE

VANCOUVER, British Columbia, Canada /March 30,2010/ -- RTN Stealth Software Inc. (the "Company" or "RTN Stealth") announced that, on December 8, 2009, the shareholders of the Company approved a plan of arrangement (the "Arrangement") at an annual and special general meeting of shareholders  (the "Meeting").   The Supreme Court of British Columbia provided final approval for the Arrangement by order dated December 11, 2009.  The Arrangement is still subject to approval from the Canadian National Stock Exchange (the “Exchange”).

The Company further announced that the share distribution record date (the “Share Distribution Record Date”) is set at November 5, 2009.  As of the Share Distribution Record Date, each RTN Stealth shareholder will hold one new share in the capital of the Company identical in every respect to the present RTN Stealth shares.

This press release should be read together with, and is qualified in its entirety by, the more detailed information contained in the management information circular of the Company dated November 5, 2009, available on SEDAR at www.sedar.com.

On behalf of  RTN Stealth Software Inc.

“Rana Vig”

Executive Vice President

Corporate Operations

For additional information about RTN Stealth Software Inc. please contact Rana Vig at 604- 598-0093.

Except for historic information, the matters discussed in this document contain certain forward-looking statements. These statements involve known and unknown risks, delays, uncertainties and other factors not under the Corporation’s control that may cause actual results, levels of activity, performance or achievements to be materially different from the results, levels of activity, performance, achievements or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.